EXHIBIT 99.1

enCore Energy Encounters Highest Grade Drill Results at Alta Mesa Uranium Project; Provides Status on South Texas Production Operations

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www.encoreuranium.com

DALLAS, March 18, 2024 /CNW/ - enCore Energy Corp. (NASDAQ: EU) (TSXV: EU) (the "Company" or "enCore"), a domestic uranium producer, today announced the highest grade drill results to date since drilling activities restarted from the Alta Mesa Project in South Texas. These results significantly exceed the cutoff grade thickness requirements for In-Situ Recovery ("ISR") of uranium. The Company also reports that work to advance the Alta Mesa Uranium Central Processing Plant and Wellfield ("Alta Mesa") towards production is advancing on schedule.

Highlights include:

  Drilling from Alta Mesa's Production Area Authorization ("PAA") provides results that range up to a grade thickness of 8.4 with a maximum thickness of 13.5 feet. The cutoff grade thickness for ISR in South Texas is generally accepted to be 0.3 with grade thickness being the relevant factor in determining reasonable prospects for economic extraction;
  The Alta Mesa ISR Uranium Central Processing Plant ("CPP") upgrades and refurbishments are advancing on schedule for the planned early 2024 resumption of uranium production;
  Initial production from Alta Mesa's PAA-7 wellfield will have a total of 59 production wells with 36 extraction wells and 23 injection wells that form the startup production patterns.  57 of these are completed with the last two wells scheduled for completion over the next few days.  The wells are being prepared for connection to the pipeline to the CPP;
  Production from the wellfield at Alta Mesa will be increasing as additional production patterns are completed following the initial 59 wells and duplicate the process used for the initial Alta Mesa startup in 2005. Drilling and well installation for the follow-on production patterns is already well underway and will continue as CPP capacity is reached; and
  As previously reported, uranium production from the Rosita Uranium CPP, which commenced in November 2023 and has completed its first shipment of uranium, continues to maintain expected production levels.

Paul Goranson, enCore Energy's Chief Executive Officer, stated: "We are extremely pleased with the drilling results from Alta Mesa. Cutoff grade thickness for ISR operations in Texas are generally 0.3 GT for economic extraction. With drilling returning a significant number of GTs in production delineation holes in excess of 3.0 with a high of 8.4, we are becoming increasingly optimistic that our contained uranium will exceed estimates contained in the 2023 technical report that cited GTs averaging 0.59 to 0.68 for each of the specific ore horizons. Indeed, we are confirming higher grade portions of the mineralized zone than initially estimated from broader spaced drilling as proposed in the 2023 technical report. Having directed the initial development and operation of Alta Mesa for a private company in 2005, I have observed that this project has historically consistently exceeded expectations. We look forward to returning Alta Mesa to production in the coming weeks."

Wellfield delineation drilling commenced in the spring of 2023 at the Alta Mesa Project PAA-7 along a previously defined ore body consisting of stacked roll fronts. The NI 43-101 Technical Report dated January 19, 2023, and titled "Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA" stated that PAA-7 contains 1.292 million pounds U3O8 indicated resources and 0.175 million pounds U3O8 inferred resources with an average grade thickness (GT is defined as grade multiplied by intercept thickness) ranging from 0.59 to 0.68 GT using a 0.3 GT cutoff. As has been observed from historic drilling at Alta Mesa, the density of drilling necessary to install an ISR wellfield provides the opportunity to identify higher grade portions of the ore body than initially estimated with broader spaced drilling programs. The table of drilling results below confirm that observation, and the results exceed the historical observations for PAA-7, to date. As drilling continues during additional wellfield development in PAA-7, we expect that we will continue to observe results that could lead to an average GT for the area significantly higher than the average GT reported in the technical report.

To view the Alta Mesa CPP and Wellfield and Rosita CPP maps please visit: bit.ly/3fV9fTg.

Alta Mesa Uranium Central Processing Plant ("CPP") Development Update

At the Alta Mesa Uranium CPP, enCore has met most of the key objectives for the refurbishment of the processing circuits necessary for the planned early 2024 restart. Work remaining includes final inspection of the ion exchange ("IX") columns, testing the precipitation tanks, completing tie-in of the scrubber system, and installation and testing of the process circuit instrumentation. The yellowcake drying circuit upgrades are advancing with the filter press support infrastructure and yellowcake storage hoppers on site.  Refurbishment and testing of the yellowcake drying system is progressing with that work scheduled to be completed just prior to the anticipated production restart timelines. The bulk chemical systems for the IX elution process have been installed and tested. The electrical systems including transformers and motor control centers have been completed.

Within PAA-7, enCore is installing injection and production wells in the wellfield and has completed installation of the electrical transmission lines necessary for initial start-up and the pipelines to connect the wellfield to the Alta Mesa CPP. All necessary equipment for the start-up of production in the PAA-7 wellfield has been received or has been ordered with a confirmed delivery schedule. Wellfield construction activities are well advanced with 100% of well manifold, electrical, and oxygen distribution systems at the wellfield modules are completed. The pipeline booster pump stations are scheduled for installation by the end of March 2024.

Alta Mesa Wellfield Drilling Update

The wellfield drilling operations , which commenced in March 2023, are advancing rapidly with 126 holes drilled since the previous update (January 17, 2024). In total, 571 drill holes have been completed through March 8th, 2024. There are currently six (6) drill rigs in full operation at Alta Mesa, with contracts anticipated for additional rigs expected at site by the end of March 2024.

Further refined delineation drilling within the PAA-7 continues to establish the exact pattern of injection and recovery wells from which to maximize production efficiency as additional patterns are prepared for ramped up production. Over 140 holes have been cased or are scheduled to be cased with an additional 75 holes under review by geological staff for possible casing.

Significant Alta Mesa Wellfield Drilling Results

Drill Hole	Goliad Sandstone Horizon	Depth (ft)	Grade % U3O8	Thickness (feet)	Grade Thickness (GT)	Total Hole GT
172-95	LCL-1	515.5	0.275	3.5	0.967
171-97	LCU-1	489.0	0.281	2.0	0.562
181-93	LCL-2	521.0	0.174	2.5	0.434
172-96	LCU-2	505.0	0.196	5.5	1.077
181-91	LCL-1	518.0	0.667	4.5	3.041
172-96	LCU-1	488.5	0.101	3.5	0.353
182-96	LCU-2	510.0	0.594	5.5	3.266
185-113	LCU-2	504.0	0.311	13.5	4.197
184-112	LCU-2	505.5	0.340	10.5	3.567
184-112	LCL-1	522.0	0.267	7.0	1.869
181-93	LCL-1	515.0	0.512	10.0	5.118
181-91	LCL-1	513.0	0.760	11.0	8.356
181-92	LCL-1	511.5	0.368	3.5	1.287
170-102	LCU-2	496.0	0.171	6.5	1.113
184-96	LCU-2	511.0	0.263	3.5	0.920
170-104	LCU-1	490.5	0.250	4.0	1.002
170-105	LCU-2	500.0	0.113	4.5	0.508
171-98	LCL-1	503.5	0.291	7.0	2.038
185-112	LCL-2	527.5	0.660	4.0	2.64
181-90	LCU-1	496.0	0.265	7.0	1.853
183-96	LCL-1	521.0	0.426	5.0	2.130
172-96	LCL-1	512.0	0.169	2.0	0.338
185-113	LCU-1	502.0	0.465	12.0	5.579
170-100	LCL-1	511.5	0.147	2.5	0.368
181-92	LCL-1	513.5	0.660	9.0	5.935
172-94	LCL-1	519.5	0.093	3.5	0.326
183-96	LCU-2	504.5	0.135	10.5	1.417
	LCL-2	530.0	0.192	5.0	0.961	2.378
185-112	LCU-2	503.5	0.140	2.5	0.350
174-95	LCL-1	524.5	0.106	4.5	0.479
180-92	LCU-1	495.0	0.251	7.5	1.884

-All intercepts are located in the PAA-7 which hosts mineralization within the Goliad Formation.  The
Company has identified five saturated (required for ISR), mineralized sandstone horizons within the Goliad
Formation lying approximately 400 to 535 feet below the surface.  The water level is located approximately
120 feet below the surface. Grade Thickness is Grade % U3O8 multiplied by the thickness of the mineralization. ISR recoverable uranium with a Grade Thickness of >0.3 is considered suitable for inclusion in a wellfield.

Alta Mesa In-Situ Recovery ("ISR") Uranium Central Processing Plant ("CPP") & Wellfield

The Alta Mesa CPP and Wellfield hosts a fully licensed and constructed ISR uranium plant, located on 200,000+ acres of private land in the state of Texas. Alta Mesa will be enCore's second producing location. On February 23, 2024, the Company concluded the sale of a 30% interest in the Alta Mesa Project to Boss Energy Limited (ASX:BOE; OTCQX:BQSSF), a leading Australian emerging ISR uranium producer, to form a joint venture ("JV") managed by enCore. Consideration received was $60 million USD plus an additional $10 million USD as a placement into enCore's shares. The proceeds from this sale will enable enCore to accelerate its production timelines across its entire pipeline of production targeted assets.

Total operating capacity at the Alta Mesa CPP is 1.5 million lbs. U3O8 (uranium) per year with an additional drying capacity of more than 0.5 million lbs. U3O8. The Alta Mesa CPP historically produced nearly 5 million lbs. U3O8 between 2005 and 2013, when full production was curtailed as a result of low uranium prices.

Alta Mesa CPP and Wellfield highlights:

  The Alta Mesa CPP is enCore's third fully licensed production facility, along with the Rosita CPP and Kingsville Dome CPP, all located in the business-friendly state of Texas. There are only eleven (11) licensed and constructed uranium production facilities in all of the United States (US).
  Alta Mesa CPP's operations are located on private land, with 100% of minerals privately owned, and in a supportive jurisdiction with primary regulatory authority residing with the State of Texas.
  The Alta Mesa CPP utilizes well-known ISR technology to extract uranium in a non-invasive process using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium.
Alta Mesa & Mesteña Grande Mineral Resource Summary (0.30 GT cutoff)[1,2]	Tons	Avg. Grade (% U3O8)	Pounds
Total Measured Mineral Resource[1]	54,000	0.152	164,000
Alta Mesa Indicated Mineral Resource	1,397,000	0.106	2,959,000
Mesteña Grande Indicated Mineral Resource	119,000	0.120	287,000
Total Measured & Indicated Resources	1,570,000	0.109	3,410,000
Alta Mesa Inferred Mineral Resource	1,263,000	0.126	3,192,000
Mesteña Grande Inferred Mineral Resource	5,733,000	0.119	13,601,000
Total Inferred Resources	6,996,000	0.120	16,793,000

[1,2] Represents that portion of the in-place mineral resource that are estimated to be recoverable within existing wellfields. Wellfield recovery factors have not been applied to indicated and inferred mineral resources. As reported in the NI-43-101 Technical Report Summary for the Alta
Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA completed by Doug Beahm, PE, PG, of BRS Engineering. (Effective January 19,
2023).

John M. Seeley, Ph.D., P.G., C.P.G., enCore's Manager of Geology and Exploration, and a Qualified Person under NI 43-101, has reviewed and approved the technical disclosure in this news release on behalf of the Company.

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable fuel for nuclear energy as the newest uranium producer in the United States. Uranium production commenced at enCore's licensed and past-producing South Texas Rosita Central In-Situ Recovery ("ISR") Uranium Processing Plant ("CPP") in November 2023 with work underway for a planned Q2/2024 restart of uranium production at its licensed and past-producing South Texas Alta Mesa CPP. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore solely utilizes ISR for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy. ISR extracts uranium in a wellfield using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium.

Future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming, along with significant uranium resource endowments in New Mexico providing long term opportunities. enCore diligently works to realize value from other owned assets, including our proprietary uranium database that includes technical information from many past producing companies, from our various non-core assets, and by leveraging our ISR expertise in researching opportunities that support the use of this technology as applied to other metals. enCore is also committed to working with local communities and indigenous governments to create positive impact from corporate developments.

Cautionary Note Regarding Forward Looking Statements:

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The Company advises that it is not basing its production decisions at the Rosita CPP and Alta Mesa CPP on a feasibility study of mineral reserves demonstrating economic and technical viability. The production decision is based on known past In-Situ Recovery (ISR) and processing operations at this production facility and surrounding lands. However, the Company understands that there is increased uncertainty, and consequently a higher risk of failure, when production is undertaken in advance of a feasibility study.  The Company has determined to proceed with a production decision based on past operations at the Alta Mesa CPP, including past ISR operations in the known mineral resource areas.

Certain information contained in this news release, including: any information relating to the Company being a leading uranium company, statements regarding future or potential production, and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. Such forward-looking statements include statements regarding extraction, processing and sales of uranium at Rosita, Alta Mesa and future operations.  All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of enCore to manage operations at its projects; the ability of enCore to implement its business strategies; including commencement of production at Alta Mesa in the planned time frames or at all; the expansion of operations to satellite locations; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation access to capital risks in connection with the Agreement and otherwise, exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; litigation risks; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company's public filings, including its annual information form. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedarplus.ca. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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%CIK: 0001500881

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 18-MAR-24